SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of October & November 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: December 13, 2004
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: October 2005

QI Systems Inc. Announces Successful Completion of Private-Placement Funding;

Company CEO Anticipates Strong Revenue Growth from New Market Opportunities

Dallas, Texas & Richmond, British Columbia - Business Wire - October 6, 2005 - QI Systems Inc. (OTCBB: QIIIF), a leading international developer and integrator of smart card payment and tracking solutions, today announced that it has completed two private equity placements, with total proceeds to the Company of $1.37 million.

Steven Garman, QI´s president and CEO, commented, “For the past 18 months, our management team has guided QI Systems Inc. through a comprehensive transformation designed to position the Company for substantial revenue growth. I am proud to say we now have the financial strength to address a broad range of exciting market opportunities, which in turn should help us development significant new on-going revenue streams. The Company has a strong cash position and no long-term debt.”

“To that end, QI Systems Inc. is launching an aggressive sales effort in North America that includes new field representation, new sales alliances and new marketing targets. While the Company will continue to pursue sales in core markets such as vending and parking, each of which affords us opportunities to expand existing revenue, our focus now has broadened to include gaming, fluid delivery control, and the highly visible arenas of access control and security protocols.”

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card payment and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R. Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze

(407) 327-6444

QI Systems Inc. Leases Executive Office Suite in Dallas/Fort Worth Metroplex; Southwest Colleyville Office Park Site of QI´s New Corporate Headquarters

Dallas, Texas & Richmond, British Columbia - Business Wire - October 26, 2005 - QI Systems Inc. (OTCBB: QIIIF), a developer and integrator of smart-card payment and tracking solutions, today announced that it has signed a three-year renewable lease for executive offices that will serve as QI´s new corporate headquarters.

The new facility is currently under construction, with occupancy scheduled for January 1, 2006. Located 15 minutes west of the DFW International Airport, the Southwest Colleyville Office Park is easily accessible from all areas in the Dallas/Fort Worth metroplex.

QI Systems Inc. Canadian facility will continue to be the Company´s R&D and manufacturing center.

Steven Garman, QI´s president & CEO, commented, "As we continue to expand our operation across North America, the U.S. market is a primary target for significant revenue growth. To effectively pursue this market, we plan to launch an aggressive sales and marketing program in the near future, and our new facility will serve as a base of operation for that effort."

Mr. Garman further stated, "QI Systems is currently developing strong contacts in the gaming, vending, fluid management, parking, access and control, and security and identification industries in the U.S. These industries present a multi-million dollar revenue potential for our high-quality products and services. We anticipate significant growth in 2006 as a result of our current efforts."

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card payment and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contact:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 427-8611 (407) 327-6444

News Releases: November 2005

QI Systems Inc. Announces Exercise of Warrants

Dallas, Texas & Richmond, British Columbia - Business Wire – November 3, 2005 - QI Systems Inc. (OTCBB: QIIIF), a developer and integrator of smart-card payment and tracking solutions, today announced that the Company issued 1,033,332 common shares pursuant to the exercise of share purchase warrants at $0.20 per share for total proceeds of $206,666. The remaining 633,333 share-purchase warrants from the October 2003 offering (exercisable at $0.20 per share) expired unexercised.

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze

(407) 327-6444

QI Systems Now Supporting Parcxmart™ Technologies Inc. Payment Solutions; Revenue-Producing Installations Anticipated Shortly

Dallas, Tex. & Richmond, British Columbia - Business Wire – Nov 15, 2005 - QI Systems Inc. (OTCBB:QIIIF), a developer and integrator of microchip-based card payment and tracking solutions, today announced that its technical team has completed the integration of system support for the Parcxmart™ card in the QI Hybrid line of smart-card POS terminals.

The QI Hybrid is the payment-terminal series designed for use in the parking industry. Integration of the patent-pending Parcxmart payment solution with the QI Hybrid terminals means that Parcxmart cards can now be accepted in Cale multi-space meters and other devices. Customer testing of the Cale meter with Parcxmart card payment is now proceeding, with revenue-producing installations anticipated shortly.

The development contract with Parcxmart (http://www.parcxmart.com), a New Hampshire-based electronic-payment firm specializing in small-dollar transactions, was previously announced by QI Systems on August 2, 2005. Parcxmart offers what is currently the only smart-card payment solution in the U.S. that combines secure transaction management, interoperability among cities and multiple merchants, and interoperability with existing payment networks. It also has the potential for other multi-application exchanges.

Utilizing QI Hybrid terminals will create many new opportunities for Parcxmart. QI can now support the Parcxmart system in applications ranging from newspaper vending boxes to high-end machines such as parking pay-on-foot stations manufactured by Scheidt & Bachmann.

Parcxmart´s president and CEO, John Regan, stated, “Parcxmart is developing a network of strategic relationships and partnerships which will allow us to aggressively promote and deploy the Parcxmart payment system throughout the nation. We are excited by the opportunities for parking and for other unattended POS applications of our system using QI payment terminals.”

Richard Murray, P.Eng., senior vice president and general manager of QI Systems Inc., commented, “We are very pleased about our developing relationship with Parcxmart. The Parcxmart team is pursuing the vision of interoperable stored-value technology as the preferred means of payment for small transactions. They are doing today what we believed the banking community would do years ago.”

Murray added, “We believe that their business model, using parking as their first application, is the perfect fit and will achieve rapid success, because stored value offers clear and present economic advantages over other means of payment for parking.”

About Parcxmart Technologies Inc.

Parcxmart Technologies Inc. has developed a patent-pending electronic payment solution, utilizing a branded smart card that also securely manages loyalty points for customer rewards programs. The Parcxmart card can be used for parking and for a wide array of other small-payment applications, from newspapers to double-mocha lattes at the local coffee bar. The Parcxmart small-purchase card solution is a convenient, one-card alternative to coins and cash. Now in use in San Jose, CA and New Haven, CT, the Parcxmart card is featured in an article in the July/August 2005 issue of Card Technology magazine.

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions for a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contact:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 427-8611 (407) 327-6444

QI Appoints New Water Control Systems Distributor

Dallas, Texas & Richmond, British Columbia - Business Wire – November 30, 2005 - QI Systems Inc. (OTCBB: QIIIF), a developer and integrator of smart-card payment and tracking solutions, today announced that it has appointed Johlin Measurement Ltd. as a distributor of QI SmartVend bulk water control systems.

Johlin Measurement Ltd. (http://www.johlinmeasurement.com/) is a water systems development company and meter and valve supplier based in Calgary Alberta. They have been providing companies across Canada and the United States with quality products and consulting services since 1985.

“Smart-card payment offers many advantages for both private-sector and government water systems.” said John Walsh, president of Johlin. “The ability to remove the cash risk from the water control location improves reliability, enhances security and dramatically reduces the risk of vandalism and system damage. This allows delivery points to be located based on need rather than at locations where the operator can provide security for the equipment.

”Walsh added, “We were pleased to find that the QI system offers features not found in other bulk water delivery controllers. For example, the programmable volume allowance for hydraulic valve activation allows precise control and eliminates potential revenue losses. We look forward to working with QI to deliver leading-edge products and innovative features to our market.”

“We are very pleased to have Johlin join our distributor network.” said Rick Murray, senior vice president and general manager of QI Systems. “With 20 years experience in commercial water systems and system components, John Walsh and the Johlin team will be valuable allies in sales and delivery of our systems to the market.”

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card payment and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contact:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 427-8611 (407) 327-6444